KPMG LLP	Telephone	617 988 1000
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Report of Independent Registered Public Accounting Firm

To the Board of Trustees
ING Investors Trust

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940 (the Act), that the ING Julius Baer Foreign Portfolio (the Fund), complied with the applicable requirements of subsections (b) and (c) of rule 17f-2 under the Act with respect to the securities held by affiliated sub-custodian banks pursuant to rule 17f-5 of the Act as of May 31, 2004, October 31, 2004, and December 31, 2004. Management is responsible for the Fund’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Fund’s compliance based on our examinations.

Our examinations were conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Fund’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of May 31, 2004, October 31, 2004, and December 31, 2004, and, with respect to agreement of security purchases and sales, for the period January 1, 2004 through December 31, 2004:

(1)   Confirmation of all securities held in book entry form by the Bank of New York Mellon (formerly, The Bank of New York) (custodian);

(2)   Confirmation of securities held in book entry form by ING Belgium S.A./N.V. , ING Bank N.V., Prague, ING Bank N.V. Amsterdam, ING Bank Slaski, S.A. and ING Bank Eurasia (affiliated sub-custodian banks);

(3)   Confirmation of securities held in book entry form by Euroclear Belgium, Czech Securities Centre, Euroclear Nederland and The National Depository for Securities (Poland) (foreign depositories);

(4)   Confirmation or inspection of documentation of all securities purchased but not received, hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledges and/or transfer agents;

(5)   Reconciliation of all such securities to the books and records of the Fund, the custodian and the affiliated sub-custodian banks;

KPMG LLP, a U.S. limited liability partnership, is the U.S.
member firm of KPMG International, a Swiss cooperative.

(6)   Agreement of selected security purchases and sales during the period January 1, 2004 through December 31, 2004 from the books and records of the Fund to broker confirmations or bank statements.

We believe that our examinations provide a reasonable basis for our opinion. Our examinations do not provide a legal determination on the Fund’s compliance with the specified requirements.

In our opinion, management’s assertion that the Fund complied with the applicable requirements of subsections (b) and (c) of rule 17f- 2 of the Act as of May 31, 2004, October 31, 2004, and December 31, 2004, with respect to the securities reflected in the investment accounts of the Fund that are held by the affiliated sub-custodian banks pursuant to rule 17f-5 of the Act, is fairly stated, in all material respects. We have not examined the Fund’s compliance with rule 17f-5 of the Act and express no opinion thereon.

This report is intended solely for the information and use of management, the Board of Trustees of the Fund and the Securities and Exchange Commission, and is not intended to be and should not be used by anyone other than these specified parties.

Boston, Massachusetts
April 8, 2008

July 24, 2007

KPMG LLP

Attention:  Dan Strasshofer

99 High Street

Boston, MA  02110

RE:  Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

Ladies and Gentlemen:

We, as members of management of the ING Funds listed in Appendix A (the “Funds”), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, “Custody of Investments by Registered Management Investment Company,” of the Investment Company Act of 1940.  We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements.  We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of May 31, 2004, October 31, 2004, and December 31, 2004, and for the period from January 1, 2004 through December 31, 2004.

Based on this evaluation, we assert that the Funds were in compliance with the applicable requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2004, October 31, 2004, and December 31, 2004, and for the period from January 1, 2004 through December 31, 2004, with respect to securities reflected in the investment accounts of the Funds that are held by affiliated foreign sub-custodians.  We note that all affiliated sub-custodians that maintained assets of the Funds during the applicable period qualified as “Eligible Foreign Custodians” under rule 17f-5.

Very truly yours,

ING Funds

Shaun P. Mathews
Chief Executive Officer

Todd Modic

Senior Vice President and Chief Financial Officer

7337 F., Doubletree Ranch Road	Tel.: 480.477.3000	ING Funds Services, LLC
Scottsdale, AZ 85258	Toll Free: 800.334.3444
Fax: 480.477.2700

Appendix A

ING Evergreen Health Sciences Portfolio

ING FMR Diversified Mid Cap Portfolio

ING Foreign Fund

ING Global Equity Dividend Fund

ING Global Real Estate Fund

ING Global Value Choice Fund (formerly, ING Worldwide Growth Fund)

ING International Growth Opportunities Fund (formerly, ING International Fund)

ING International Equity Fund (formerly, ING International Growth Fund)

ING International Growth Opportunities Portfolio (formerly, ING International Portfolio)

ING International Small Cap Fund (formerly, ING International Small Cap Growth Fund)

ING International Value Fund

ING Julius Baer Foreign Portfolio

ING Russia Fund

ING Strategic Allocation Conservative Fund (formerly, ING Strategic Allocation Income Fund)

ING Strategic Allocation Growth Fund

ING Strategic Allocation Moderate Fund (formerly, ING Strategic Allocation Balanced Fund)

ING Templeton Global Growth Portfolio (formerly, ING Capital Guardian Managed Global Portfolio)

ING Van Kampen Global Franchise Portfolio

ING VP Global Equity Dividend Portfolio (formerly, ING VP Worldwide Growth Portfolio)

ING VP International Equity Portfolio

ING VP International Value Portfolio

ING VP Natural Resources Portfolio

ING VP Strategic Allocation Conservative Portfolio (formerly, ING VP Strategic Allocation Income Portfolio)

ING VP Strategic Allocation Growth Portfolio

ING VP Strategic Allocation Moderate Portfolio (formerly, ING VP Strategic Allocation Balanced Portfolio)